UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mountains West Exploration, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

624516 20 9

(CUSIP Number)

Andrew Pillsbury

Kelley Drye & Warren LLP

333 West Wacker Drive

Chicago, Illinois 60606

312-857-7086

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 624516 20 9	13D	Page 2 of 7

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LD Acquisition, LLC FEIN: 85-0280415
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 624516 20 9	13D	Page 3 of 7

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Grander, LLC FEIN: 36-4448057
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,967,663*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,967,663*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,967,663*
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.95%
14.		TYPE OF REPORTING PERSON OO

* Includes warrants to purchase 3,396,000 shares of Issuer’s common stock which are immediately exercisable.

CUSIP No. 624516 20 9	13D	Page 4 of 7

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DJS Investments II, LLC FEIN: 43-2069627
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,717,663*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,717,663*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,717,663*
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.68%
14.		TYPE OF REPORTING PERSON OO

* Includes warrants to purchase 3,146,000 shares of Issuer’s common stock which are immediately exercisable.

CUSIP No. 624516 20 9	13D	Page 5 of 7

This amendment is being filed to reflect the disposition of warrants decreasing LD Acquisition LLC’s holdings to less than 5% of the Common Stock of Mountains West Exploration (the “Issuer”) and a corresponding increase in the holdings of Grander, LLC (“Grander”) and DJS Investments II, LLC (“DJS”). Only Items 2, 3 and 5 are being amended by this filing.

Item 2.	Identity and Background.

Item 2 is amended only to update the information as set forth below. The remainder of Item 2 remains in effect.

Lee Wiskowski, the sole member of Grander, has an office located at 2001 Butterfield Road, Suite 1050, Downers Grove, Illinois 60515. Mr. Wiskowski is the co-chief executive officer of the Issuer, with an office located at 2001 Butterfield Road, Suite 1050, Downers Grove, Illinois 60515. Mr. Wiskowski is the sole member of Petabyte Ventures LLC.

Douglas Stukel, the sole member of DJS, has an office at 350 Houbolt Road, Suite 205, Joliet, Illinois 60431. Mr. Stukel is the co-chief executive officer of the Issuer, with an office located at 2001 Butterfield Road, Suite 1050, Downers Grove, Illinois 60515. Mr. Stukel is the sole member of One-Seven, LLC.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following information.

This Schedule 13D/A reflects the transfer of all of the shares and warrants of the Issuers owned by LD to its members or their designees, including the transfer of 312,500 shares and 3,050,000 warrants to DJS (directly or indirectly) and 312,500 shares and 3,300,000 warrants to Grander (directly or indirectly).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The dispositions transactions described in the table below were effected on behalf of LD. On November 8, 2007, LD assigned warrants to purchase Common Stock totaling 10,000,000, distributed shares of Common Stock to its members or its designees, including:

1,500,000 warrants	to DJS Investments II, LLC,
1,500,000 warrants	to Grander, LLC,
1,550,000 warrants	to One-Seven LLC,
1,800,000 warrants 312,500 shares	to Petabyte Ventures, LLC, each to Grander LLC and DJS.

CUSIP No. 624516 20 9	13D	Page 6 of 7

(a)-(c) LD Acquisition, LLC (“LD”), is a Delaware limited liability company and has two members: Grander, LLC and DJS Investments II, LLC; LD and the two members are joint filers in this Schedule 13D. For applicable holding amounts and percentages see cover sheets.

(d)       No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing Person.

(e)        As of November 8, 2007, LD ceased to be the owner of 5% of Issuer.

CUSIP No. 624516 20 9	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007	LD Acquisition, LLC
	By:	/s/ Lee Wiskowski
Lee Wiskowski, a Member
Its:

Grander, LLC
By:	/s/ Lee Wiskowski
Lee Wiskowski, Its Sole Member
Its:

DJS Investments II, LLC
By:	/s/ Douglas Stukel
Douglas Stukel, Its Sole Member
Its: